UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

For the month of November 2010

RUSH METALS CORP.
------------------------------------------
(Registrant’s Name)

11215 Jasper Avenue, Suite 505
Edmonton, Alberta  T5K 0L5
--------------------------------------------
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]                                           Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Section 5 - Corporate Governance and Management

Item 5.02 Departure of Directors

On September 3, 2010, and September 7, 2010 respectively, Mr. Pol Brisset and Mr. Paul Uppal resigned as directors of the Company.  The board positions will be held for future appointments.

Section 8 - Other Events

Item 8.01 Surrender of shares

On November 3, 2010, Mr. Paul Uppal a shareholder and former Director of the Company, surrendered as a gift, his share certificate of 16,000,000 shares in the capital of the Company as per the Company Bylaws and Section 37 of the Canada Business Corporations Act.  After such gift, Mr. Uppal no longer has any equity interest in the Company.

 SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RUSH METALS CORP.

By: /s/ Paul Noland
Name:  Paul Noland
Title:    President and Chief Executive Officer

Date:    November 29, 2010